Exhibit 12.1

Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	January 31, 2014	January 30, 2015	January 29, 2016 [4]	February 3, 2017	February 2, 2018
Earnings:
Earnings Before Income Taxes	$3,673	$4,276	$4,419	$5,201	$5,489
Fixed Charges	623	677	720	847	870
Capitalized Interest [1]	8	9	9	8	7
Adjusted Earnings	$4,304	$4,962	$5,148	$6,056	$6,366

Fixed Charges:
Interest Expense [2]	478	525	559	659	657
Rental Expense [3]	145	152	161	188	213
Total Fixed Charges	$623	$677	$720	$847	$870

Ratio of Earnings to Fixed Charges	6.9	7.3	7.1	7.2	7.3

[1]	Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2]	Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3]	The portion of rental expense that is representative of the interest factor in these rentals.

[4]
Earnings for the fiscal year ended January 29, 2016 included a $530 million non-cash impairment charge related to the investment in the Australia joint venture with Woolworths Limited. Excluding this charge from the calculation would result in a ratio of earnings to fixed charges of 7.9 for the fiscal year ended January 29, 2016.